ASIA CARBON INDUSTRIES, INC.
110 WALL STREET, 11TH FLOOR
NEW YORK, NY 10005

September 29, 2010

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549
Attention:   Pamela A. Long, Assistant Director

Re:         Asia Carbon Industries, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed: September 14, 2010
File No.: 333-167090

Dear Ms. Long:

We are responding to comments contained in the Staff letter, dated September 24, 2010, addressed to Guo Yun Yao, the Chief Executive Officer, President and Secretary of Asia Carbon Industries, Inc. (the “Company”) with respect to the Company’s Amendment No. 3 to Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on September 14, 2010.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Commission’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

General

1. We note your revised disclosure in response to comment one in our letter dated September 3, 2010.  However, we continue to note inconsistencies in how you are referring to the entities involved in your corporate organization.  For example, in the third bullet point of your “About this Prospectus” discussion you refer to Liteweisi Carbon rather than Liteweisi, and in the “Entrusted Management Agreement” discussion on page three, you continue to refer to Taiyuan Hongxing without defining what this entity represents.  Please revise your disclosures accordingly.

Response:

The Company’s Amendment No. 4 to Form S-1 (the “Filing”) has been revised accordingly.

Executive Compensation, page 68

2.  We note your revised disclosure in response to comment four in our letter dated September 3, 2010. Please note that with respect to Mr. Sepal's stock awards, you must disclose the aggregate grant date fair value computed in accordance with FASB ASC. Topic 718, including footnote disclosure indicating all assumptions made in the valuation of the stock awards, by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis. See Item 402(n)(2)(v) of Regulation S-K and Instruction 1 to this Item.

Response:

As disclosed in Note 10 to the Company’s Condensed Consolidated Financial Statements for the six months ended June 30, 2010, on January 25, 2010, the board of directors of the Company approved a resolution to issue 74,900 shares of the Company’s common stock to its sole director, Mr. Michael Segal for his services as a director of the Company.  Since there was no established market for the Company’s common stock, the price of the Company’s ongoing private placement of $0.33 was used as a market price to value the shares.  Accordingly, a professional service fee of $24,717 was recorded in connection with such issuance.

Undertaking, page 77

3. Please include only the undertakings applicable to your offering and remove references to “small business issuer”..

Response:

The Filing has been revised accordingly.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Zialong Zhou
By: Xialong Zhou
Title: Chief Financial Officer